Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

August 3, 2007 Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 31, 2007 Form 8-K filed June 13, 2007 File No. 001-04850

Dear Mr. Kronforst:

We have received the Staff’s letter dated July 20, 2007, with follow-up comments on the subject filings. Attached is our detailed response. Please let me know if you have any questions or comments.

Sincerely yours, /s/Donald G. DeBuck
Donald G. DeBuck
cc: Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com

RESPONSE TO COMMENT

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.  Comment:  We note that your disclosures regarding the 16 Requests for Equitable Adjustment are similar to last year and the amount has grown to approximately $1 billion.  Please provide us with your current collectibility analysis regarding these amounts and explain to us why there have not been any substantive changes to your disclosures considering the passage of another year and an increase in the amounts requested.

Response:

CSC’s Fiscal 2006 Form 10-K indicated we had submitted 16 Requests for Equitable Adjustment (REAs) totaling in excess of $900 million on two U.S. Federal government contracts.  We also noted the Company’s balance sheet position was approximately $770 million and that settlement of the amounts depended on individual circumstances and negotiations and we were unable to predict the timing of the resolution of the REAs.

The Fiscal 2007 Form 10-K noted we had converted the 16 REAs to interest bearing claims under the Contract Disputes Act (CDA) totaling in excess of $1 billion and that the current balance sheet position was approximately $820 million.  We also noted the Company believes it has a legal basis for pursuing recovery of the REAs/claims and that collection is probable and that the claims are accruing interest which is not being recognized.  Again, we also noted settlement depends on individual circumstances, negotiations with the parties, and prosecution of the claims, with the Company being unable to predict the timing of the resolution of the claims.

The AICPA Audit and Accounting Guide for Audits of Federal Government Contractors indicates the AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction Type and Certain Production-Type Contracts, is applicable to financial statements of federal government contractors.  Paragraph 65 of SOP 81-1, Claims, indicates “claims are amounts in excess of the agreed contract price… for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved to both scope and price, or other causes of unanticipated additional costs.”  Two key conditions under SOP 81-1 are that 1) the contract must provide “a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim," and 2) “additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.”

With respect to these two conditions CSC obtained legal opinions from a firm with extensive knowledge of U.S. Federal government contract regulations and laws.  The opinions addressed the 15 REAs on the two contracts for which CSC has deferred costs and therefore warrant legal analysis.  The opinions were provided for the Fiscal 2006 year-end position and the opinions were updated for the Fiscal 2007 year-end position.

Two other conditions of paragraph 65 are that “the costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed,” and that “the evidence supporting the claim is objective and verifiable, not based on management’s ‘feel’ for the situation or on unsupported representations.”  As a long-time contractor to the U.S. Federal government, CSC has extensive cost segregation systems and its costs, billings, and overhead submissions are routinely audited by the Defense Contract Audit Agency (DCAA).  Furthermore, both the REAs and the claims are certified as to their accuracy and completeness by an authorized member of CSC management.

Resolution of REAs and claims can take months or even years, hence the Company’s indication it cannot predict the timing.  For example, the REAs were filed from late calendar 2005 through the Spring of 2006.  Conversion from REAs to claims occurred during calendar 2006.  As of the filing of the Fiscal 2007 Form 10-K, CSC had not received any formal response to the claims.  During the first quarter of Fiscal 2008, CSC did receive a claim denial, as well as a counter claim of $42 million, from the Procuring Contracting Officer (PCO) for one of the two contracts.  Given this denial, CSC will appeal to the Armed Services Board of Contract Appeals or the U.S. Court of Federal Claims.  If unsuccessful in either of those forums, CSC may appeal to the U.S. Court of Appeals for the Federal Circuit.  Outside counsel has reviewed the PCO’s denial and counterclaim and indicated there is no change to the legal opinion supporting management’s opinion regarding recoverability of the claim.  There has been no official notification with respect to the second contract.  CSC will be updating its disclosure for this recent response in its Fiscal 2008 Form 10-Q for the interim period ended June 29, 2007.

With respect to the change in the value of the REAs/claims and corresponding change in CSC’s balance sheet position, the conditions and corresponding increased effort by CSC continue to exist on one of the two contracts.  CSC believes it is still required to perform on the contract outside of the contracted parameters and thus entitled to seek the associated remedy.

In summary, CSC considers its Fiscal 2007 disclosure to appropriately contain the information for the updated status as of that date.  With respect to recoverability, the legal opinions secured support the Company’s position of satisfying the criteria under paragraph 65 of SOP 81-1.

In order to provide additional detailed background, reproduced below are portions of CSC’s response to a similar question from the SEC’s comment letter of August 2, 2006, which was filed as part of CSC’s response on September 1, 2006:

CSC submitted to the appropriate U.S. Government agencies 16 requests for equitable adjustment (REA) that arose under two separate contracts with Department of Defense (DoD) organizations.  CSC submitted 14 of the 16 REAs under a Department of the Army contract.  Those REAs were converted to certified claims1 under the Contract Disputes Act (CDA) on July 14, 2006.  CSC anticipates converting the two other REAs to certified claims.

The 14 claims against the Army arise under a fixed-price2 contract awarded in December 1999.  The contract specifically requires CSC to modernize and sustain the customer’s business logistics systems and processes.  The customer required CSC to expend significant time, effort, and resources in the development of the modernized solution beyond the scope of the contract.  The impact of this additional, out-of-scope development effort was compounded by the customer’s directives to customize the modernized solution to meet its current business processes, a contradiction to the contract’s requirement to provide a primarily commercial-off-the-shelf (COTS)-based solution.  Instead, the customer directed3 CSC to develop, deploy, and support a highly-customized, non-commercial solution that is closely mapped to the customer’s pre-existing business processes.

Through 13 of its certified CDA claims, CSC seeks to recover the costs4 of performing the customer-directed out-of-scope work and lost performance bonuses and other revenues to which it would have been entitled but for the customer’s action.  Example instances of constructive change are enumerated below:

1 As required by the Contract Disputes Act, CSC certified that its claims are made in good faith, that the supporting data are accurate and complete to the best of CSC’s knowledge and belief, and that the amount requested accurately reflects the contract adjustment for which CSC believes the Government is liable. Moreover, under Sec. 604 of the Contract Disputes Act, “If a contractor is unable to support any part of his claim and it is determined that such inability is attributable to misrepresentation of fact or fraud on the part of the contractor, he shall be liable to the Government for an amount equal to such unsupported part of the claim in addition to all costs to the Government attributable to the cost of reviewing said part of his claim.”

2 As of December 28, 2005, the enhancement and deployment efforts under this contract have been performed under a cost reimbursable task order.

3 A government contractor is required to “… proceed diligently with performance of [the] contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer.” Federal Acquisition Regulation (“FAR”) 52.233-1(i).  Thus, CSC was required to continue performing and follow the contracting officer’s direction notwithstanding that such direction was inconsistent with the contract.

4 Incurred costs were audited and approved by the Defense Contract Audit Agency (DCAA).

1.
The customer required CSC to engage in support activities for the first deployment for seven months beyond the 45-60 days anticipated when a COTS product is supplied and the parties are to follow “best commercial practices,” including requiring CSC to engage in numerous extra-contractual activities such as the cleansing of data and the addition of functionality to the selected COTS product.

2.	The customer required CSC to perform over 500 extra-contractual action items with respect to the Deployment One system as a precondition to proceeding with the second and third deployments.
3.	CSC was required to incur additional costs to continue providing support of the legacy systems beyond the date set for the third deployment.

The 14th claim seeks compensation for the customer’s access to and use of the highly-valuable intellectual property (“IP”) that CSC developed to meet the customer’s demands. In determining the valuation of the IP, CSC utilized the assistance of an outside expert, who used two commonly-accepted valuation methodologies.

The second contract for which CSC has submitted two REAs (the 15th and 16th REAs) is performed by a CSC-led joint venture (the JV), for which CSC is the 79% majority partner and which is consolidated in our financial statements. This contract was awarded by a DoD agency within the intelligence community on July 31, 2001, for modernization and support services in support of the agency’s information technology (IT).

The contract obligated the customer to provide various categories of Government property to the JV, including a facility to enable the JV to centralize its servers in one location and certain facilities for installation of network equipment. The contract assumed that the JV would implement numerous automated management tools, such as network-based software applications that permit remote administration of servers and workstations by technicians at a central control center.

The customer was unable to meet its commitment to timely deliver to the JV the required facility to enable the JV to centralize its servers. As a result, the JV incurred additional costs. In addition, the customer constructively changed the contract by increasing the amount of work the JV had to perform by requiring an increased number of facilities to be wired by the JV beyond the amounts recognized in the contract.  This caused the need for additional labor and substantially more equipment than could have been anticipated.

The combined impact of the issues has been to delay modernization, prevent the JV from achieving the staff reductions and efficiencies associated with modernization and to continue to require the JV to maintain two IT networks – one that is being modernized and a separate legacy system.  It should be noted that six weeks after award of the contract the operational tempo of the agency significantly changed and significantly affected the environment in which this contract was performed because of the attacks on September 11, 2001.

Comment:  Describe your history of collecting claims made under similar circumstances. Support your conclusion that collection is probable.

Response:  CSC has a long history of resolving customer-directed changes through negotiation with its U.S. Government customers. Employing the formal claims process, however, has been rare. The circumstances surrounding the two contracts are unique in comparison to other REA/claims situations in which CSC has been involved – in terms, among other things, of the nature of the contracts, the nature and extent of the Government actions, the magnitude of the claims, and surrounding national events.  Despite a lack of comparable history, CSC believes collection is probable and claim amounts can be reasonably estimated.

The Company looks to the guidance in paragraph 65 of SOP 81-1 in determining that collection is probable and claim amounts can be reasonably estimated. We have concluded that the four criteria as delineated in paragraph 65 were met with respect to all of the REAs/claims.

a.	The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
b.	Additional costs are caused by circumstance that were unforeseen at the contract date and are not a result of deficiencies in the contractor’s performance.
c.	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
d.	The evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations

Our discussion above of the nature of the out-of-scope work addressed criteria (a) and (b). Specifically, (a) we reviewed the nature of additional efforts required by the customers and how this work was beyond the scope of the contractual terms, thereby providing us a legal basis for the claim; and (b) we described how the additional efforts, and related costs, were caused by the customer and were not foreseen at contract initiation.

To (c) identify and determine the reasonableness of the costs, and (d) evaluate the evidence, and to also determine if claims subject to the certification requirements could be submitted (see fn. 1) and prepare the claims, CSC established a claim team for each of the contracts.  The teams comprise CSC in-house counsel; outside counsel from a highly reputable firm in the field of federal procurement with a robust federal claims practice; in-house cost experts; operational personnel; and subject matter experts.  The results of the teams’ efforts are 16 thoroughly-documented REAs that have been properly certified, with 14 of the REAs subsequently converted to CDA claims and certified under the standards set forth in that statute. The evidence substantiating CSC’s REAs/claims is both extensive and compliant with SOP 81-1 paragraph 65. For instance, in support of its claims under the Army contract, CSC has provided the Government with four volumes of documentation of CSC’s entitlement under its key theories of recovery.

Further to support the above criteria, management obtained and considered the opinion of outside counsel supporting the validity and collectibility of the claims for each team, evaluated the legally significant facts and circumstances as well as the contractual terms and probability of recovery, and deemed that collection is probable.